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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

FORM 6-K

For the Month of June 2003

AGNICO-EAGLE MINES LIMITED
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: June 26, 2003
	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance and Chief Financial Officer

News Release
Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE NOW OWNS 100% OF LAPA GOLD DEPOSIT
WITH CLOSING OF ACQUISITION OF BREAKWATER'S STAKE

        Toronto, Canada (June 16, 2003) — Agnico-Eagle Mines Limited today announced the closing of the previously announced acquisition of Breakwater Resource Ltd.'s joint venture interest in the Lapa high-grade gold discovery, located seven miles east of the LaRonde Mine in northwestern Québec.

        Under the terms of the arrangement, Agnico-Eagle has increased its ownership interest to 100% for consideration of $8.925 million and net smelter royalties ranging from 0.5% to 1.0%. An additional $1 million will be payable to Breakwater if Lapa's published inferred mineral resource reaches 2 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2 million will be creditable against future net smelter royalties.

        In the course of earning an 80% interest in the property under an option agreement with Breakwater, Agnico-Eagle outlined a deposit on Lapa in late 2002 that is currently known to host an inferred mineral resource of 3.3 million tons grading 0.25 ounces per ton of gold, containing 816,000 ounces of gold (cut to 1.5 oz./t). Including acquisition costs and exploration spending conducted by Agnico-Eagle to date, the discovery costs to the Company of this deposit is approximately $11 per ounce of gold based on the current inferred mineral resource.

Forward Looking Statements

        This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Québec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

        Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.

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SIGNATURE
AGNICO-EAGLE NOW OWNS 100% OF LAPA GOLD DEPOSIT WITH CLOSING OF ACQUISITION OF BREAKWATER'S STAKE